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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9

                      Solicitation/Recommendation Statement
                       Pursuant to Section 14(d)(4) of the
                         Securities Exchange Act of 1934

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                          KRUPP REALTY FUND, LTD. - III
                            (Name of Subject Company)

                          KRUPP REALTY FUND, LTD. - III
                        (Name of Person Filing Statement)

                            LIMITED PARTNERSHIP UNITS
                         (Title of Class of Securities)

                                   501128 10 2
                      (CUSIP Number of Class of Securities)

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                                Douglas S. Krupp
                              The Krupp Corporation
                                One Beacon Street
                           Boston, Massachusetts 02108
                                 (617) 523-7722

                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notice and Communications
                  on Behalf of the Person(s) filing Statement)

                                    COPY TO:

 Scott D. Spelfogel, Esq.                         James M. Dubin, Esq.
   The Berkshire Group                Paul, Weiss, Rifkind, Wharton & Garrison
    One Beacon Street                         1285 Avenue of the Americas
Boston, Massachusetts 02108                  New York, New York  10019-6064
     (617) 574-8385                                  (212) 373-3000

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ITEM 1.  SECURITY AND SUBJECT COMPANY

         The name of the subject partnership is Krupp Realty Fund, Ltd.- III, a Massachusetts limited partnership (the "Partnership"), and the address of its principal executive offices is c/o The Krupp Corporation, One Beacon Street, Boston, Massachusetts 02108. The title of the class of equity securities to which this statement relates is the Partnership's Units of Investor Limited Partnership Interests ("Units").

ITEM 2.  TENDER OFFER OF THE BIDDER

         This statement relates to an unsolicited offer by Madison Liquidity Investors 104, LLC, a Delaware limited liability company (the "Purchaser"), disclosed in a Tender Offer Statement on Schedule 14D-1 dated April 21, 1999 (the "Schedule 14D-1"), to purchase up to 1,252 Units at a price of $425.00 per Unit, in cash, reduced by (i) the $50.00 transfer fee (per transfer, not per Unit) charged by the Partnership and (ii) any cash distributions made on or after April 21, 1999, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 21, 1999 and the related Agreement of Assignment and Transfer and accompanying documents, each as each may be supplemented or amended from time to time (which collectively constitute the "Madison Offer" and are contained within the Schedule 14D-1). According to the Madison Offer, the Purchaser's sole member and funding source, Madison/OHI Liquidity Investors, LLC, may be deemed to be a co-bidder with respect to the Madison Offer.

         The address of the Purchaser's principal executive offices is P.O. Box 7461, Incline Village, Nevada 89452.

ITEM 3.  IDENTITY AND BACKGROUND

         (a) The name and business address of the Partnership, which is the person filing this statement, is set forth in Item 1 above.

         (b)(i) The general partners responsible for management of the Partnership's business are The Krupp Corporation, a Massachusetts corporation (the "Corporate General Partner"), and The Krupp Company, a Massachusetts limited partnership (together with the Corporate General Partner, the "General Partners"). The Corporate General Partner has been advised that an affiliate of the General Partners intends to make an offer to purchase Units prior to the expiration of the Madison Offer. As a result, there is a conflict of interest between the General Partners and its affiliates and the Partnership inherent in the fact that any offer by the affiliate of the General Partners to purchase Units would compete with the Madison Offer. Because of this conflict of interest, the Corporate General Partner is making no recommendation and is remaining neutral as to whether or not the holders of Units should accept or reject the Madison Offer.

         The General Partners are also subject to the following conflicts of interest in connection with the response to the Madison Offer contained in this
Schedule 14D-9. The Amended Agreement of Limited Partnership of the Partnership (the "Partnership Agreement") provides that, without the concurrence of the General Partners, a majority in interest of the "Investor Limited Partners" (a person who has been admitted to the Partnership as, and has the rights afforded to, an Investor Limited Partner, as provided in the Partnership Agreement) may vote to remove the General Partners or amend the Partnership Agreement (including amending certain fees and compensation payable or authorized to be payable to the General Partners or their affiliates), and the ownership of a large block of Units by any person increases the likelihood that the General Partners may be removed or that the Partnership Agreement may be amended should that person become an Investor Limited Partner or otherwise acquire the voting rights of an Investor Limited Partner. In addition, since property management agreements (described below in this Item 3(b)(i)) between affiliates of the General Partners and the Partnership are terminable without penalty on not more than 180 days notice, the removal of the General Partners or the amendment of the Partnership Agreement could result in a reduction of management fee income from the Partnership to such affiliates. If a large number of Units were tendered to the Purchaser, the likelihood of such removal or amendment would increase. However, (i) the Purchaser is not seeking to acquire more than 1,252 Units pursuant to the Madison Offer and (ii) as described in Item 3(b)(ii), the Purchaser is subject to a standstill agreement pursuant to which the Purchaser is limited in the amount of Units it can acquire without the consent of the Partnership (5% of the outstanding Units, except that under certain circumstances the limitation is 10%). Accordingly, during the term of such standstill agreement the Purchaser will not be in a position to unilaterally remove the General Partners or amend the Partnership Agreement.

         The following describes certain agreements between affiliates of the General Partners and the Partnership.

         Pursuant to the Partnership Agreement, the General Partners are entitled to certain cash distributions in respect of their interests in the Partnership. The General Partners have received aggregate cash distributions in respect of such interests of $4,174, $4,174 and $6,261 for the years ended December 31, 1996, 1997 and 1998, respectively.

         Pursuant to certain management agreements (the "Management Agreements"), an affiliate of the General Partners (the "Property Manager Affiliate") receives property management fees for its management services for the Partnership's properties. The Management Agreements provide for the payment of monthly management fees payable at the rate of up to 5% of rents and other income actually received by the Partnership. In addition, although the General Partners and their affiliates do not receive any fees from the Partnership for the partnership administration services they provide, the Property Manager Affiliate and other

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affiliates of the General Partners are reimbursed by the Partnership for the expenses they incur in connection with providing those services, which include accounting, computer, insurance, travel, payroll, legal and the preparation and mailing of reports and other communication to the Unitholders. The Partnership paid such affiliates property management fees and reimbursement of expenses aggregating $499,495, $536,798 and $540,461 for the three years ended December 31, 1996, 1997 and 1998, respectively.

         Pursuant to the Partnership Agreement, the General Partners are entitled to a brokerage fee in an amount equal to 3% of the contract sales price of any real estate acquired by the Partnership, subject to certain limitations. No brokerage fees have been paid to the General Partners or their affiliates during the three-year period ending December 31, 1998.

         Except as described above, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the General Partners or their affiliates and the Partnership, its executive officers, directors or affiliates.

         (b)(ii) Except as described below, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interests between the Partnership or its affiliates and the Purchaser, its executive officers, directors or affiliates.

         The Corporate General Partner and Gramercy Park Investments, LP ("Gramercy") are parties to an Agreement, dated as of May 22, 1997, as supplemented by a letter dated March 26, 1999 (as so supplemented, the "Standstill Agreement"), pursuant to which, among other things, Gramercy and its affiliates have agreed that for a period commencing on May 22, 1997 and continuing for 60 months from the last date an investor list in the Partnership is delivered to Gramercy (the last investor list being provided on April 5, 1999), they will not (i) acquire, attempt to acquire or make a proposal to acquire, directly or indirectly, more than 5% of the outstanding Units (except that under certain circumstances the limitation is 10%), (ii) vote their interest in the Partnership on any issue other than in proportion to the votes of all other interest holders who vote on such issue, (iii) propose or propose to enter into, directly or indirectly, any merger, consolidation, business combination, sale or acquisition of assets, liquidation or other similar transaction involving the Partnership, (iv) form, joint or otherwise participate in a "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) with respect to any voting securities of the Partnership, (v) make or participate in any way, directly or indirectly, in any solicitation of "proxies" or "consents" (as such terms are used in the proxy rules of the Securities Exchange Commission) to vote, or seek to advise or influence any person with respect to the voting of any voting securities of the Partnership, (vi) prior to November 21, 1999, sell, transfer or assign any Units to any person or entity not bound by the terms and

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

conditions of the Standstill Agreement, (vii) disclose any intention, plan or arrangement inconsistent with the terms of the Standstill Agreement or (viii) loan money to, advise, assist or encourage any person in connection with any action restricted or prohibited by the terms of the Standstill Agreement. The Madison Offer states that the Purchaser is an affiliate of Gramercy and is therefore bound by the restrictions set forth in the Standstill Agreement.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

         The Corporate General Partner has been advised that an affiliate of the General Partners intends to make an offer to purchase Units prior to the expiration of the Madison Offer. Because of the conflict of interest inherent in the Corporate General Partners' affiliation with a person intending to make an offer that would compete with the Madison Offer, the Corporate General Partner is making no recommendation and is remaining neutral as to whether or not the holders of Units should accept or reject the Madison Offer. The Corporate General Partner does believe, however, that Unit holders who desire to presently liquidate their interest in the Partnership for cash should tender the Units for the greatest purchase price available.

         Although the Corporate General Partner has been advised that such affiliate intends to make an offer to purchase Units, there is no assurance that such an offer will be made. If such affiliate determines not to make an offer and, as a result, the Corporate General Partner changes its position with respect to the Madison Offer contained in this Schedule 14D-9, the Corporate General Partner will promptly amend this Schedule 14D-9.

ITEM 5.  PERSONS RETAINED, EMPLOYED, OR TO BE COMPENSATED

         Neither the Partnership nor any person acting on its behalf has employed, retained or compensated, or intends to employ, retain or compensate, any person to make solicitations or recommendations to Unit holders on its behalf concerning the Madison Offer.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

         (a) Neither the Partnership nor the General Partners have effected any transactions in the Units during the past 60 days. The General Partners are not aware of any transactions in the Units during the past 60 days by any of its executive officers, directors, affiliates or subsidiaries.

         (b) Neither the General Partners nor, to the knowledge of the General Partners, any of their executive officers, directors, affiliates or subsidiaries intend to tender Units owned by them to the Purchaser pursuant to the Madison Offer.

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

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

         (a) Except as provided below, no negotiation is being undertaken or is underway by the Partnership in response to the Madison Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Partnership; (ii) a purchase, sale or transfer of a material amount of assets by the Partnership; (iii) a tender offer for or other acquisition of securities by or of the Partnership; or (iv) any material change in the present capitalization or dividend policy of the Partnership.

         The Corporate General Partner has been advised that an affiliate of the General Partners intends to make an offer to purchase Units prior to the expiration of the Madison Offer and that, if such offer results in such affiliate having the right to vote a majority of the Units, such offer could be followed by an extraordinary transaction such as a merger involving the Partnership or a sale of all or substantially all of the Partnership's assets.

         (b) Except as described in Item 7(a) above, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Madison Offer which relate to or would result in one or more of the matters referred to in the first paragraph of Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

         The General Partners have in the past received numerous requests from third parties requesting that such parties be provided with a list of the Partnership's Unit holders. Such a list has only been provided by the General Partners to parties in cases where the General Partners have been satisfied that such list has been properly requested by a person entitled by the Partnership Agreement to receive such a list and/or the party requesting the list has demonstrated that such party has a proper partnership business purpose in connection with such request, or the Corporate General Partner has been satisfied that the Partnership and the Unit holders have obtained appropriate protections from such party with respect to the use of such list. The Corporate General Partner agreed to provide a list of the Partnership's Unit holders to Gramercy in connection with obtaining Gramercy's agreement to enter into the Standstill Agreement described in Item 3(b)(ii) above. The Madison Offer states that the Purchaser is an affiliate of Gramercy and therefore is bound by the same standstill restrictions applicable to Gramercy.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

         (a)(i) Cover letter to Unit holders from the Partnership dated May 4, 1999.

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

            (ii) Press release of the Partnership dated May 4, 1999.

         (b)     Letter of the Partnership to Unit holders dated April 22, 1999.

         (c)(i) Amended Agreement, dated as of June 1, 1982 (the "Partnership Agreement"), by and among The Krupp Company and The Krupp Corporation, as general partners, The Krupp Company, as the Original Limited Partner, and those persons who have been admitted to the Partnership as Investor Limited Partners pursuant to the terms of the Partnership Agreement.

            (ii) Form of Property Management Agreement between the Partnership and Berkshire Property Management Company.

           (iii) Agreement, dated as of May 22, 1997, between the Corporate General Partner and Gramercy Park Investments, LP (the "May 22 Agreement").

            (iv) Letter, dated March 26, 1999, from counsel to Gramercy Park
                 Investments, LP to The Krupp Corporation, supplementing the May 22, 1997 Agreement.

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

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 4, 1999

                                      KRUPP REALTY FUND, LTD. - III

                                      By: The Krupp Corporation, a
                                          general partner

                                      By: /s/ Douglas S. Krupp
                                          --------------------
                                          Name:  Douglas S. Krupp
                                          Title: President and Co-Chairman
                                                 of the Board

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

                                  EXHIBIT INDEX


Exhibit                   Description                                 Page
-------                   -----------                                 ----

1.           Cover letter to Unit holders from the
             Partnership dated May 4, 1999

2.           Press release of the Partnership dated
             May 4, 1999

3. Letter of the Partnership to Unit holders dated April 22, 1999

4.           Amended Agreement, dated as of June 1,
             1982 (the "Partnership Agreement"), by and among The Krupp Company and The Krupp
             Corporation, as general partners, The Krupp
             Company, as the Original Limited Partner, and those persons who have been admitted to the Partnership as Investor Limited Partners pursuant to the terms of the Partnership
             Agreement

5.           Form of Property Management Agreement
             between the Partnership and Berkshire
             Property Management Company

6. Agreement, dated as of May 22, 1997, between the Corporate General Partner and Gramercy Park
             Investments, LP (the "May 22 Agreement")

7.           Letter, dated March 26, 1999, from counsel to
             Gramercy Park Investments, LP to The Krupp
             Corporation, supplementing the May 22, 1997
             Agreement

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